Casella Waste Systems, Inc.

25 Greens Hill Lane

Rutland, Vermont 05701

December 21, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Casella Waste Systems, Inc.

Registration Statement on Form S-4

File No. 333-184735

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Casella Waste Systems, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-184735), as amended (the “Registration Statement”), so that it may become effective at 10:00 a.m., Eastern time, on December 27, 2012, or as soon thereafter as practicable. Please note that there are no underwriters involved in the offering registered by the Registration Statement and, therefore, this acceleration request by the Registrant is the only request for the acceleration effectiveness required under Rule 461.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call Clark Petschek of Wilmer Cutler Pickering Hale and Dorr LLP at 212-937-7334.

Very truly yours,

CASELLA WASTE SYSTEMS, INC.

By:	/s/ Edmond R. Coletta
Name:	Edmond R. Coletta
Title:	Senior Vice President and
Chief Financial Officer